Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report
Collection Period Ended   31-May-2023

Amounts in USD

Dates

Collection Period No.	45			
Collection Period (from... to)	1-May-2023	31-May-2023		
Determination Date	13-Jun-2023			
Record Date	14-Jun-2023			
Distribution Date	15-Jun-2023			
Interest Period of the Class A-1 Notes (from... to)	15-May-2023	15-Jun-2023	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2023	15-Jun-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	128,560,000.00	71,831,216.35	61,431,216.16	10,400,000.19	80.896081	0.477841
Total Note Balance	**1,514,360,000.00**	**71,831,216.35**	**61,431,216.16**	**10,400,000.19**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	110,661,377.26	100,261,377.07			
Yield Supplement Overcollateralization Amount	61,799,793.88	3,101,575.78	2,760,724.66			
Pool Balance	**1,615,006,230.09**	**113,762,953.04**	**103,022,101.73**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	5.287430%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.040000%	122,113.07	0.949853	10,522,113.26	81.845934
Total		**$122,113.07**		**$10,522,113.26**	

Amounts in USD

Available Funds			Distributions	
Principal Collections	10,490,445.29		(1) Total Servicing Fee	94,802.46
Interest Collections	403,108.35		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	67,166.37		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	10,837.29		fees (max. $250,000 p.a.)	
Purchase Amounts	60,873.44		(3) Interest Distributable Amount Class A Notes	122,113.07
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	49,684.97		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**11,082,115.71**		(6) Regular Principal Distributable Amount	10,400,000.19
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**11,082,115.71**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	465,199.99
			Total Distribution	**11,082,115.71**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	94,802.46	94,802.46	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	122,113.07	122,113.07	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	122,113.07	122,113.07	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	122,113.07	122,113.07	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	10,400,000.19	10,400,000.19	0.00
Aggregate Principal Distributable Amount	10,400,000.19	10,400,000.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,430.57
minus Net Investment Earnings	13,430.57
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,430.57
Net Investment Earnings on the Collection Account	36,254.40
Investment Earnings for the Collection Period	49,684.97

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	113,762,953.04	11,682
Principal Collections	7,707,553.85	
Principal Collections attributable to Full Pay-offs	2,782,891.44	
Principal Purchase Amounts	60,806.41	
Principal Gross Losses	189,599.61	
Pool Balance end of Collection Period	103,022,101.73	11,112
Pool Factor	6.38%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	4.08%
Weighted Average Number of Remaining Payments	52.01	16.91
Weighted Average Seasoning (months)	12.33	54.37

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	101,721,243.53	11,033	98.74%
31-60 Days Delinquent	737,609.82	50	0.72%
61-90 Days Delinquent	287,558.58	17	0.28%
91-120 Days Delinquent	275,689.80	12	0.27%
Total	103,022,101.73	11,112	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.547%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	189,599.61	11	24,691,401.07	875
Principal Net Liquidation Proceeds	67,166.37		8,242,324.37	
Principal Recoveries	9,256.13		10,986,550.19	
Principal Net Loss / (Gain)	113,177.11		5,462,526.51	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.253%
Prior Collection Period	(1.010%)
Second Prior Collection Period	(0.470%)
Third Prior Collection Period	0.444 %
Four Month Average	0.054%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.338%

Average Net Loss / (Gain)	6,242.89

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.